Exhibit 2.6

FIRST AMENDMENT AND JOINDER AGREEMENT

This First Amendment and Joinder Agreement (this “Amendment and Joinder”) is entered into as of September 25, 2026 (the “Effective Date”), by and among Mountain Crest Acquisition Corp. V, a Delaware corporation (“SPAC”), CubeBio Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Company”), CubeBio Holdings Limited, a Cayman Islands exempted company limited by shares (“PubCo”), CHL SPAC Merger Sub, Inc., a Delaware corporation incorporated on June 25, 2026 under Delaware file number 10676426 (“SPAC Merger Sub”), and Cube Exchange Sub. Co., Ltd, a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and formed on August 28, 2026 under registration number 110111-0968674 (“Exchange Sub”). SPAC, the Company, PubCo, SPAC Merger Sub and Exchange Sub are each a “Party” and collectively, the “Parties”.

Background

A. SPAC and the Company previously entered into that certain Business Combination Agreement, dated as of August 29, 2024 (the “BCA”);

B. Section 12.12 of the BCA permits the BCA to be amended by the Parties by a written instrument signed on behalf of each Party, and the BCA contemplates that PubCo, SPAC Merger Sub and Exchange Sub will become Parties by executing a Joinder Agreement and will be bound as if they had executed the BCA on its date;

C. PubCo was formed on September 24, 2024, CHL SPAC Merger Sub, Inc. was incorporated under the laws of the State of Delaware on June 25, 2026 under Delaware file number 10676426, and Cube Exchange Sub. Co., Ltd has been formed under the laws of the Republic of Korea on August 28, 2026 under registration number 110111-0968674;

D. By executing this Amendment and Joinder, the Parties intend to amend the BCA and to join PubCo, SPAC Merger Sub and Exchange Sub as Parties to the BCA.

E. The Parties further wish to amend the BCA to provide for the sequential consummation of the Share Swap and the SPAC Merger on consecutive Business Days, with the Share Swap to be consummated prior to the Closing Date.

Agreement

1.	Amendment to BCA.

a.	The following defined term is hereby added to Section 1.1 of the BCA in its appropriate alphabetical positions:

“Share Swap Effective Time” shall have the meaning set forth in Section 2.3.

b.	The definition of “Company Exchange Ratio” in Section 1.1 of the BCA is deleted in its entirety and replaced with the following:

“Company Exchange Ratio” shall mean that amount obtained by dividing the Share Swap Consideration by the aggregate number of Company Common Shares, the number of Company Common Shares subject to such Company Option and the number of Company Common Shares subject to such Company Warrant outstanding immediately prior to the Share Swap Effective Time.

c.	Section 2.1(b) of the BCA is deleted in its entirety and replaced with the following:

“(b) Share Swap. Upon the terms and subject to the conditions set forth in this Agreement and the Share Swap Agreement, (i) at or immediately prior to the Share Swap Effective Time, Exchange Sub shall subscribe for and PubCo shall issue the Share Swap Consideration to Exchange Sub as the consideration for the Share Swap, subject to release to Company Shareholders following the Share Swap Effective Time, and (ii) at the Share Swap Effective Time, each Company Shareholder shall sell, transfer, convey, assign and deliver all of the Company Common Shares it holds to Exchange Sub in exchange for the right to receive the number of PubCo Ordinary Shares required to be paid to such Company Shareholder pursuant to this Section 2.1(b) and the Share Swap Agreement, and (iii) as soon as practically possible after the Closing Date and in compliance with the Share Swap Agreement, the Exchange Sub shall distribute all of the Company Common Shares it receives from the Company Shareholders pursuant to the preceding clause (ii) to PubCo, and shall distribute the Share Swap Consideration to Company Shareholders in accordance with Section 3.4 (the “Share Swap”).”

d.	Section 2.1(c) of the BCA is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding the sequential consummation of the Share Swap and the SPAC Merger on separate dates as contemplated by Section 2.3, the Parties intend that the Share Swap and the SPAC Merger, taken together, are treated as steps in a single integrated transaction for U.S. federal income tax purposes under Treasury Regulations Section 1.351-1(a)(1), and the Parties shall not take any position inconsistent with such treatment unless required to do so pursuant to a determination within the meaning of Section 1313(a) of the Code.”

e.	Section 2.3 of the BCA is deleted in its entirety and replaced with the following:

“2.3 Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which, subject to Section 8.4, will be no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than (x) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions, and (y) the condition set forth in Section 9.1(h), which shall be satisfied prior to the Closing Date), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. The Share Swap shall be consummated on the Business Day immediately preceding the Closing Date. The date and time at which the Share Swap becomes effective in accordance with the Share Swap Agreement and applicable Legal Requirements of the Republic of Korea is referred to as the “Share Swap Effective Time”. The filing of the Certificate of Merger and the consummation of the SPAC Merger shall occur on the Closing Date.”

f.	The introductory language of Section 3.2 of the BCA is hereby amended by replacing “At or immediately before the Closing” with “At the Share Swap Effective Time”.

g.	Section 3.2(a) of the BCA is hereby amended by replacing “immediately prior to the Merger Effective Time” with “immediately prior to the Share Swap Effective Time”.

h.	Section 3.4(c)(i) of the BCA is hereby amended by replacing “at or immediately prior to the Merger Effective Time” with “at or immediately prior to the Share Swap Effective Time”.

i.	Section 3.4(c)(ii) of the BCA is hereby amended by replacing “following the Merger Effective Time” with “following the Share Swap Effective Time”.

j.	Section 3.6 of the BCA is hereby amended by replacing “Not less than five (5) Business Days prior to the Closing Date” with “Not less than five (5) Business Days prior to the Share Swap Effective Time”.

k.	A new Section 9.1(h) is hereby added to the BCA as follows:

“(h) The Share Swap shall have been consummated in accordance with the Share Swap Agreement and applicable Legal Requirements of the Republic of Korea, and the Company Common Shares shall have been duly transferred to Exchange Sub in accordance with Section 3.2.”

l.	Section 10.1(b) of the BCA is deleted in its entirety and replaced with the following:

“by either SPAC or the Company if the Closing shall not have occurred by the date that is the earlier of (i) November 15, 2026 or (ii) the date by which SPAC must consummate its initial business combination under its Governing Documents as may be amended pursuant to Section 8.21 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

m.	A new Section 10.3 is hereby added to the BCA as follows:

“10.3 Unwinding of Share Swap. Notwithstanding anything to the contrary in this Agreement, if the Share Swap has been consummated prior to the Closing Date and (a) this Agreement is terminated pursuant to Section 10.1 prior to the consummation of the SPAC Merger, or (b) the SPAC Merger is not consummated on the Closing Date for any reason, then the Parties shall, and shall cause their respective Affiliates to, take all actions necessary under applicable Legal Requirements (including the Legal Requirements of the Republic of Korea) to unwind the Share Swap as promptly as practicable and to restore the Company Shareholders to their respective ownership positions with respect to the Company Common Shares as they existed immediately prior to the Share Swap Effective Time (the “Share Swap Unwinding”). In connection with any Share Swap Unwinding, (i) Exchange Sub shall transfer and convey all Company Common Shares received pursuant to Section 3.2(a) back to the respective Company Shareholders from whom such shares were received, (ii) each Company Shareholder shall return to Exchange Sub (or, if applicable, PubCo) any PubCo Ordinary Shares received as Share Swap Consideration, and (iii) PubCo shall cancel any PubCo Ordinary Shares so returned. The obligations of the Parties under this Section 10.3 shall survive the termination of this Agreement until the Share Swap Unwinding has been completed.”

2.	Joinder.

This Amendment and Joinder constitutes the “Joinder Agreement” for purposes of the BCA. Each of PubCo, SPAC Merger Sub and Exchange Sub (each, a “Joining Party” and collectively, the “Joining Parties”) hereby joins the BCA as a party with the same force and effect as if it had executed the BCA on August 29, 2024.

Each Joining Party hereby adopts, ratifies and confirms the BCA and the Transaction Agreements to which it is or will be a party, agrees to be bound by all of the terms, conditions, covenants, obligations and restrictions of the BCA applicable to it, and shall be entitled to all rights, benefits and protections accorded to it under the BCA. Notwithstanding the Effective Date, each Joining Party shall be deemed a “Party” and, to the extent applicable, an “Acquisition Entity” under the BCA as of August 29, 2024, and all references in the BCA to “Party” or “Parties” shall include each Joining Party.

The Parties acknowledge and agree that the entity referred to as “CHL Korea Exchange Sub. Ltd” in the BCA was formed under the name “Cube Exchange Sub. Co., Ltd” and that all references to “Exchange Sub” in the BCA shall refer to Cube Exchange Sub. Co., Ltd, a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea.

3.	Miscellaneous.

a.	Full Force and Effect; References to BCA. Except as expressly modified by this Amendment and Joinder, the BCA remains unmodified and in full force and effect and binding upon the Parties in accordance with its terms. This Amendment and Joinder shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and permitted assigns. All references to “this Agreement” in the BCA shall be deemed to refer to the BCA, as amended by this Amendment and Joinder.

b.	Counterparts; Electronic Delivery. This Amendment and Joinder and each other document executed in connection with the Transactions may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Amendment and Joinder (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Amendment and Joinder

c.	Governing Law. This Amendment and Joinder, the BCA as amended hereby, and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of this Amendment and Joinder, the BCA as amended hereby and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Amendment and Joinder, the BCA as amended hereby and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof. The provisions of Section 12.8 (Consent to Jurisdiction; Waiver of Jury Trial) of the BCA are incorporated herein by reference, mutatis mutandis, and shall apply to this Amendment and Joinder and the Parties hereto.

d.	Definitions. All capitalized terms not otherwise defined in this Amendment and Joinder shall have the respective meanings given to them in the BCA.

e.	Entire Agreement. The BCA, as amended by this Amendment and Joinder, including the Exhibits, Annexes and Schedules thereto, the Company Disclosure Letter and SPAC Disclosure Letter each dated as of August 29, 2024, the Transaction Agreements and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to in the BCA or this Amendment and Joinder: (a) constitute the entire agreement among the Parties with respect to the subject matter of the BCA, this Amendment and Joinder and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to such subject matter; and (b) other than the rights of Persons pursuant to the provisions of Sections 3.9, 12.14, 12.15 and 12.16 of the BCA (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

[Signatures follow.]

Each Party has executed this Amendment as of the Effective Date.

Mountain Crest Acquisition Corp. V:

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer

CubeBio Co., Ltd.:

By:	/s/ Jaemyung Kim
Name:	Jaemyung Kim
Title:	Chief Executive Officer

CubeBio Holdings Limited:

By:	/s/ Eunjong Choi
Name:	Eunjong Choi
Title:	Chief Executive Officer

CHL SPAC Merger Sub, Inc.:

By:	/s/ Jaemyung Kim
Name:	Jaemyung Kim
Title:	Chief Executive Officer

Cube Exchange Sub. Co., Ltd.:

By:	/s/ Eunjong Choi
Name:	Eunjong Choi
Title:	Chief Executive Director